
July 15, 2015

Via E-mail
Mr. Craig Frank
Chief Financial Officer
Kaya Holdings, Inc.
305 South Andrews Avenue, Suite 209
Fort Lauderdale, Florida 33301

> **Re: Kaya Holdings, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2014**
> **Filed April 16, 2015**
> **File No. 333-177532**

Dear Mr. Frank:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the year ended December 31, 2014

Item 8: Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please amend your filing to also provide an auditor's report for the year ended December 31, 2013. We remind you an amendment is required to include the entire Item being amended and currently dated certifications that refer to the amended Form 10-K.

Item 9A: Controls and Procedures, page 18

Management's Report on Internal Control over Financial Reporting, page 18

2.   Please amend your filing to conclude on the effectiveness of your internal control over financial reporting as of December 31, 2014 rather than December 31, 2013. We remind

you an amendment is required to include the entire Item being amended and currently dated certifications that refer to the amended Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Anne McConnell, at (202) 551-3709 or me at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief